UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2010
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A.

Consolidated Balance Sheets

		December 31,
		2009	March 31,
Amounts expressed in millions of USD	Notes	Unaudited	2009

Assets
Fixed Assets
Intangible fixed assets	4	43.9	42.9
Tangible fixed assets	5	458.8	397.6
Financial fixed assets	6	23.5	19.3

		526.2	459.8

Current Assets
Stocks	7	2.8	2.2
Work in progress	7	4.4	3.7
Debtors	8	56.6	51.3
Cash at bank and in hand	9	37.3	34.7

		101.1	91.9

Total Assets		627.3	551.7

Shareholders’ Equity & Liabilities
Shareholders’ equity		146.4	118.2
Minority shareholders’ interest	10	35.5	35.1

Group Equity		181.9	153.3

Negative goodwill	11	1.2	1.2
Provisions	12	69.2	60.3
Deferred revenue	12	64.3	51.7
Long term liabilities	13	234.9	161.8
Current liabilities	14	75.8	123.4

Total Liabilities		445.4	398.4

Total Shareholders’ Equity and Liabilities		627.3	551.7

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

	Three months
	ended
	December 31,	Three months ended December 31, 2008
Amounts, except shares and	2009	Continuing	Discontinued
per share amounts, expressed	Total	operations	operations	Total
in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	48.2	38.4	—	38.4
Operating Expenses
Raw and auxiliary materials and other external costs	14.7	10.4	—	10.4
Staff costs	10.1	8.8	—	8.8
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.4	5.6	—	5.6
Profit on disposal of intangible and tangible fixed assets	—	(0.1)	—	(0.1)
Other operating charges	7.2	6.8	—	6.8

	38.4	31.5	—	31.5

Operating Profit	9.8	6.9	—	6.9

Gain/(loss) on disposal of subsidiary	—	—	(0.1)	(0.1)
Net Financial Income and Expense
Exchange rate results	(0.2)	6.8	—	6.8
Interest income	0.2	0.4	—	0.4
Interest expense	(3.9)	(4.7)	—	(4.7)

	(3.9)	2.5	—	2.5

Profit before Taxation	5.9	9.4	(0.1)	9.3
Taxation	(0.4)	(3.1)	—	(3.1)

Profit after Taxation	5.5	6.3	(0.1)	6.2
Minority Interest	(0.5)	(0.2)	—	(0.2)

Net Profit	5.0	6.1	(0.1)	6.0

Earnings per share — Basic and Diluted	0.16	0.20	0.00	0.20
Weighted average number of shares — Basic and Diluted	30,581,343	30,566,007	30,566,007	30,566,007

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Income

		Nine months ended December 31, 2009			Nine months ended December 31, 2008
Amounts, except shares and		Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed		operations	operations	Total	operations	operations	Total
in millions of USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	132.9	—	132.9	125.6	—	125.6
Operating Expenses
Raw and auxiliary materials and other external costs		36.8	—	36.8	30.9	—	30.9
Staff costs		28.9	—	28.9	27.2	—	27.2
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		18.6	—	18.6	17.9	—	17.9
Profit on disposal of intangible and tangible fixed assets		(1.3)	—	(1.3)	(0.9)	—	(0.9)
Other operating charges		21.6	—	21.6	21.8	—	21.8

		104.6	—	104.6	96.9	—	96.9

Operating Profit	15	28.3	—	28.3	28.7	—	28.7

Gain on disposal / termination of subsidiary	17	—	0.2	0.2	—	0.2	0.2
Net Financial Income and Expense
Exchange rate results		0.6	—	0.6	10.0	—	10.0
Interest income		0.6	—	0.6	2.4	—	2.4
Interest expense		(5.2)	—	(5.2)	(12.2)	—	(12.2)

		(4.0)	—	(4.0)	0.2	—	0.2

Profit before Taxation		24.3	0.2	24.5	28.9	0.2	29.1
Taxation	16	(4.6)	(0.1)	(4.7)	(11.2)	(0.1)	(11.3)

Profit after Taxation		19.7	0.1	19.8	17.7	0.1	17.8
Minority Interest	10	(0.9)	—	(0.9)	(0.8)	—	(0.8)

Net Profit	15	18.8	0.1	18.9	16.9	0.1	17.0

Earnings per share — Basic and Diluted		0.61	0.01	0.62	0.55	0.01	0.56
Weighted average number of shares — Basic and Diluted		30,571,193	30,571,193	30,571,193	30,566,007	30,566,007	30,566,007

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in millions of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2008	24.2	87.8	14.9	—	9.8	136.7

Appropriation of prior year’s result	—	—	—	4.3	(4.3)	—
Distribution to shareholders	—	—	—	—	(5.5)	(5.5)
Net result for the year	—	—	—	—	17.8	17.8
Currency translation	(3.9)	—	(26.9)	—	—	(30.8)

Net movement for the period	(3.9)	—	(26.9)	4.3	8.0	(18.5)

Balance at March 31, 2009	20.3	87.8	(12.0)	4.3	17.8	118.2

Changes during the period (unaudited):
Appropriation of prior year’s result	—	—	—	15.1	(15.1)	—
Issue of shares	—	0.1	—	—	—	0.1
Distribution to shareholders	—	—	—	—	(2.8)	(2.8)
Net result for the period	—	—	—	—	18.9	18.9
Currency translation	1.6	—	10.4	—	—	12.0

Net movement for the period	1.6	0.1	10.4	15.1	1.0	28.2

Balance at December 31, 2009 (unaudited)	21.9	87.9	(1.6)	19.4	18.8	146.4

The authorized share capital of the Company as at December 31, 2009 amounts to EUR 50 million (USD 71.7 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.72) each. Issued share capital amounts to EUR 15.3 million (USD 21.9 million) and consists of 30,581,343 common shares with a nominal value of EUR 0.50 (USD 0.72) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Amounts expressed in millions of USD	Unaudited	Unaudited
| |
Cash Flow from Operating Activities
Net profit	18.9	17.0
Adjustments for:
Minority interest	0.9	0.8
Taxation	4.7	11.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18.6	17.9
Profit on disposal of intangible and tangible fixed assets	(1.3)	(0.9)
Interest income	(0.6)	(2.4)
Interest expense	5.2	12.2
Exchange rate results	(0.6)	(10.0)
Gain on disposal / termination of subsidiary	(0.2)	(0.2)
Changes in provisions	2.2	6.0
Changes in stocks and work in progress	(0.4)	(0.3)
Changes in debtors	0.9	(0.6)
Changes in current liabilities	4.9	(0.1)
Changes in long term debtors	—	—
Increase in restricted cash balances	—	0.8
Interest received	0.8	2.6
Interest paid	(7.2)	(7.5)
Tax paid	(6.3)	(4.2)

	40.5	42.4

Cash Flow used in Investing Activities
Purchases of intangible fixed assets	(0.1)	(0.1)
Purchases of tangible fixed assets	(35.8)	(40.2)

Total capital expenditure	(35.9)	(40.3)
Proceeds from disposals of tangible fixed assets	1.6	1.5
Purchases of subsidiaries and joint ventures, net of cash	(3.2)	(58.4)
Purchase of minority interest in subsidiary	—	(0.2)
Proceeds from disposal / termination of subsidiary, net of cash	0.2	2.5

	(37.3)	(94.9)

Cash Flow from/(used in) Financing Activities

Issue of shares	0.1	—
Issue of shares to minority shareholder in China Water	—	2.0
New loans	3.5	52.4
Loans repaid	(4.7)	(10.6)
Changes in bank overdrafts	2.1	0.3
Distributions made to shareholders	(2.8)	(5.5)
Distributions made to minority interests	(0.9)	(0.4)

	(2.7)	38.2

Total Cash Flow	0.5	(14.3)

Exchange and translation differences on cash at bank and in hand	2.1	(3.1)

	2.6	(17.4)

Cash at bank and in hand at beginning of period	34.7	54.4

Cash at bank and in hand at end of period	37.3	37.0

The accompanying notes form part of these unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in eight countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom. References to the Caribbean Region include the countries of Antigua, Bonaire, Curacao and Panama.
Group structure
From April 1, 2009 until December 31, 2009 between 41% and 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of December 31, 2009 and March 31, 2009, the results of operations for the three and nine months ended December 31, 2009 and 2008 and cash flows for the nine months ended December 31, 2009 and 2008.
Certain amounts have been reclassified within the comparative periods so as to be consistent with the current period’s presentation.
These unaudited interim consolidated financial statements are presented in millions of USD.
The results of operations for the nine months ended December 31, 2009 are not necessarily indicative of the results to be expected for the full year.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2009 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2009.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		nine months		Average		nine months
	As at	ended	As at	year ended	As at	ended
	December 31,	December 31,	March 31,	March 31,	December 31,	December 31,
	2009	2009	2009	2009	2008	2008

Euro	0.697	0.705	0.753	0.708	0.719	0.688
British Pound	0.619	0.628	0.698	0.592	0.696	0.560
Chilean Peso	507.250	543.330	582.250	556.860	637.250	544.430
Mexican Peso	13.055	13.347	14.103	12.035	13.849	11.289
South African Rand	7.364	7.957	9.510	8.718	9.245	8.357
Indonesian Rupiah	9,395.000	10071.000	11,555.000	10,260.000	10,900.000	9,846.000
Philippine Peso	46.230	47.746	48.325	46.135	47.550	45.528
Chinese Yuan	6.827	6.829	6.834	6.871	6.823	6.881

4—Intangible fixed assets

Amounts expressed in millions of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2008
At cost	5.4	18.0	4.4	27.8
Accumulated amortization	(2.4)	(5.9)	(1.1)	(9.4)

	3.0	12.1	3.3	18.4

Changes during the year:
Acquisitions of subsidiaries, joint ventures and minority interest	5.0	3.7	22.5	31.2
Additions	0.1	—	—	0.1
Amortization	(0.6)	(0.4)	(1.0)	(2.0)
Currency translation differences — cost	(1.1)	(4.9)	(0.7)	(6.7)
Currency translation differences — amortization	0.1	1.5	0.3	1.9

	3.5	(0.1)	21.1	24.5

Net book value at March 31, 2009
At cost	9.4	16.8	26.2	52.4
Accumulated amortization	(2.9)	(4.8)	(1.8)	(9.5)

	6.5	12.0	24.4	42.9

Changes during the period (unaudited):
Additions	—	—	0.1	0.1
Amortization	(0.3)	(0.4)	(1.1)	(1.8)
Currency translation differences — cost	0.8	2.5	0.4	3.7
Currency translation differences — amortization	(0.1)	(0.7)	(0.2)	(1.0)

	0.4	1.4	(0.8)	1.0

Net book value at December 31, 2009 (unaudited)
At cost	10.2	19.3	26.7	56.2
Accumulated amortization	(3.3)	(5.9)	(3.1)	(12.3)

	6.9	13.4	23.6	43.9

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in millions of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2008
At cost	78.7	240.2	184.7	13.4	517.0
Accumulated depreciation	(14.9)	(44.5)	(81.4)	(9.8)	(150.6)

	63.8	195.7	103.3	3.6	366.4

Changes during the year:
Acquisition of subsidiaries and joint ventures	15.4	73.5	4.1	0.1	93.1
Additions	3.7	27.9	15.0	1.3	47.9
Disposals	(0.4)	(0.2)	(0.4)	—	(1.0)
Depreciation	(2.2)	(7.6)	(10.1)	(1.1)	(21.0)
Reclassifications — cost(1)	9.7	3.8	(12.1)	(0.5)	0.9
Reclassifications — depreciation(1)	(3.4)	(2.5)	4.6	0.4	(0.9)
Other changes	—	—	—	—	—
Currency translation differences—cost	(19.0)	(59.8)	(46.9)	(3.6)	(129.3)
Currency translation differences—depreciation	4.1	11.9	22.8	2.7	41.5

	7.9	47.0	(23.0)	(0.7)	31.2

Net book value at March 31, 2009
At cost	88.0	285.3	144.4	10.7	528.4
Accumulated depreciation	(16.3)	(42.6)	(64.1)	(7.8)	(130.8)

	71.7	242.7	80.3	2.9	397.6

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	0.1	—	5.0	—	5.1
Additions(2)	0.3	24.9	6.6	0.9	32.7
Disposals	—	(0.2)	(0.1)	—	(0.3)
Depreciation	(1.6)	(6.2)	(8.2)	(0.8)	(16.8)
Other changes	—	(0.6)	0.6	—	—
Currency translation differences—cost	8.1	31.8	16.7	1.4	58.0
Currency translation differences—depreciation	(1.9)	(6.2)	(8.4)	(1.0)	(17.5)

	5.0	43.5	12.2	0.5	61.2

Net book value at December 31, 2009 (unaudited)
At cost	96.5	341.2	172.4	13.0	623.1
Accumulated depreciation	(19.8)	(55.0)	(79.9)	(9.6)	(164.3)

	76.7	286.2	92.5	3.4	458.8

(1)	Management reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets were reclassified during the period.

(2)	Includes additions of USD 8.8 million made by Zhumadian China Water Company Limited.

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in millions of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2008	3.0	18.9	4.9	26.8
Less: Short term portion	—	(0.1)	—	(0.1)

Long term portion	3.0	18.8	4.9	26.7

Changes during the year:
Acquisitions of subsidiaries and joint ventures	—	1.1	—	1.1
Additions	—	—	0.1	0.1
Redemptions	—	—	(1.1)	(1.1)
Deferred taxes charged in the statement of income	—	(0.8)	—	(0.8)
Decrease in provision	0.2	—	—	0.2
Transfer to short term debtors	(2.2)	—	—	(2.2)
Currency translation difference	(0.1)	(3.6)	(0.9)	(4.6)

Balance at March 31, 2009	0.9	15.6	3.0	19.5
Less: Short term portion	—	(0.1)	(0.1)	(0.2)

Long term portion	0.9	15.5	2.9	19.3

Changes during the period (unaudited):
Additions	—	—	—	—
Redemptions	—	—	(0.1)	(0.1)
Deferred taxes credited in the statement of income	—	2.0	—	2.0
Transfer to short term debtors	—	—	—	—
Currency translation difference	—	1.5	0.6	2.1

Balance at December 31, 2009 (unaudited)	0.9	19.1	3.5	23.5
Less: Short term portion	—	—	—	—

Long term portion	0.9	19.1	3.5	23.5

7—Stocks and work in progress

	December 31,
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Raw materials and consumables	2.8	2.1
Work in progress	4.4	3.7
Finished products and goods for resale	—	0.1

	7.2	5.9

8—Debtors

	December 31,
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Trade debtors(1)	43.2	32.0
Provision for bad & doubtful debts	(6.3)	(4.0)

Trade debtors, net	36.9	28.0

Receivables from affiliated companies*	0.1	1.3
Taxation and social security	4.3	4.3
Promissory notes	—	2.3
Other debtors	4.9	4.9
Prepayments	10.4	10.5

	56.6	51.3

*	Affiliated companies are companies in the Biwater group and partners in our proportionately consolidated companies.

(1)	Trade debtors at December 31, 2009 includes an amount of USD 7.1 million (March 31, 2009: USD 7.1 million) that was receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008. In January 2010 these amounts were received in full.

9—Cash at bank and in hand

	December 31,
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Cash at bank and in hand	26.8	23.0
Short term deposits	13.8	14.1
Less: Restricted cash balances	(3.5)	(3.0)
Other cash equivalents—liquidity fund	0.2	0.6

	37.3	34.7

10—Minority shareholders’ interest

	Nine
	months
	ended	Year
	December 31,	ended
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Balance at beginning of period	35.1	16.1
Changes during the period:
Acquisition of subsidiaries(1)	—	16.8
Issue of shares	—	2.0
Share of profits	0.9	1.0
Dividends paid and payable	(0.9)	(0.4)
Purchase of minority interest(2)	—	(0.5)
Currency translation differences	0.4	0.1

Balance at end of period	35.5	35.1

(1)	Minority interest arising from acquisition of subsidiaries in the year ended March 31, 2009 relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China.

(2)	On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder paid in cash. USD 0.5 million of goodwill was generated as a result of this purchase and is included in note 4. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Group.
11—Negative goodwill

	Nine
	months
	ended	Year
	December 31,	ended
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Balance at beginning of period	1.2	1.2
Amortization	—	(0.1)
Currency translation differences	—	0.1

Balance at end of period	1.2	1.2

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Other	Total	Deferred
Amounts expressed in millions of USD	provisions	liabilities	provisions	provisions	revenue	Total

Balance at April 1, 2008	14.2	51.5	—	65.7	60.6	126.3

Acquisition of subsidiaries	1.4	6.1	—	7.5	—	7.5
Contributions receivable	—	—	—	—	8.2	8.2
Employer contributions payable	(1.9)	—	—	(1.9)	—	(1.9)
Charged/(credited) to statement of income	0.3	6.2	—	6.5	(1.6)	4.9
Currency translation differences	(3.7)	(13.8)	—	(17.5)	(15.5)	(33.0)

Balance at March 31, 2009	10.3	50.0	—	60.3	51.7	112.0

Changes during the period (unaudited):
Acquisition of subsidiaries	—	—	3.4	3.4	—	3.4
Contributions receivable	—	—	—	—	4.6	4.6
Employer contributions payable	(2.5)	—	—	(2.5)	—	(2.5)
Charged/(credited) to statement of income	1.3	(0.5)	—	0.8	(1.3)	(0.5)
Currency translation differences	1.2	6.0	—	7.2	9.3	16.5

Balance at December 31, 2009 (unaudited)	10.3	55.5	3.4	69.2	64.3	133.5

13—Long term liabilities

	Unsecured	Secured	Finance
Amounts expressed in millions of USD	bank loans	bank loans	leases	Other	Total

Balance at April 1, 2008	1.1	184.5	10.5	0.9	197.0
Less: Short term portion	—	(5.3)	(1.4)	(0.1)	(6.8)

Long term portion	1.1	179.2	9.1	0.8	190.2

Changes during the year:
Acquisitions of subsidiaries	20.2	7.7	—	—	27.9
New loans	8.7	48.1	0.4	—	57.2
Interest added to loan balance	—	6.0	—	—	6.0
Repayment of loans	—	(11.7)	(1.3)	—	(13.0)
Transferred to current liabilities(1)	—	(60.0)	—	—	(60.0)
Currency translation differences	(0.2)	(43.4)	(2.7)	—	(46.3)

Balance at March 31, 2009	29.8	131.2	6.9	0.9	168.8
Less: Short term portion	(1.5)	(4.5)	(0.9)	(0.1)	(7.0)

Long term portion	28.3	126.7	6.0	0.8	161.8

Changes during the period (unaudited):
New loans	0.9	2.5	0.1	—	3.5
Interest deducted from loan balance	—	(2.6)	—	—	(2.6)
Repayment of loans	—	(3.9)	(1.0)	—	(4.9)
Transferred from current liabilities(1)	—	60.0	—	—	60.0
Currency translation differences	0.1	17.1	1.0	—	18.2

Balance at December 31, 2009 (unaudited)	30.8	204.3	7.0	0.9	243.0
Less: Short term portion	(1.5)	(5.4)	(1.2)	—	(8.1)

Long term portion	29.3	198.9	5.8	0.9	234.9

(1)	Represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the nine months ended December 31, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

The long term liabilities at December 31, 2009 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	7.2	64.9	1.1	0.1	73.3
2-3 years	2.2	3.7	1.1	0.1	7.1
3-4 years	2.9	2.2	1.2	0.1	6.4
4-5 years	2.9	1.8	1.1	0.1	5.9
After 5 years	14.1	126.3	1.3	0.5	142.2

The long term liabilities at December 31, 2009 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	61.6	—	—	61.6
British Pounds (GBP)	0.3	117.7	5.4	0.1	123.5
South Africa Rand (ZAR)	—	8.2	0.4	—	8.6
Unidades de Fomento (UF) (1)	0.9	8.7	—	—	9.6
Chinese Yuan (RMB)	28.1	—	—	—	28.1
Other	—	2.7	—	0.8	3.5

(1)	UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities at December 31, 2009 relate to loans and other payables that have:

	Unsecured	Secured	Finance
Amounts, except percentages, expressed in millions	bank loans	bank loans	leases	Other	Total
of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	1.2	137.3	—	0.9	139.4
Floating interest rates	28.1	61.6	5.8	—	95.5

	29.3	198.9	5.8	0.9	234.9

Average interest rates applied during the period	7.92%	3.68%	2.94%	0.0%	4.14%

14—Current liabilities

	December 31,
	2009	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Current installments of long term liabilities	8.1	7.0
Short term loans(1)	2.3	61.9
Bank overdrafts	2.3	0.2
Trade creditors	10.2	10.5
Amounts payable to affiliated companies*	0.2	0.1
Taxation and social security	9.7	6.4
Accruals and deferred income	26.3	17.2
Other creditors	16.7	20.1

	75.8	123.4

(1)	USD 60.0 million of the amount at March 31, 2009 represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the nine months ended December 31, 2009 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.

*	Affiliated companies are companies in the Biwater group and partners in our proportionately consolidated companies.
15—Segmental disclosures
Revenue—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2009	2008
Amounts expressed in millions of USD	Unaudited	Unaudited

United Kingdom	61.3	66.9
South Africa	17.7	16.0
Indonesia	10.7	9.9
China	21.1	14.9
Chile	11.8	7.3
Caribbean Region	7.7	8.1
The Philippines	2.2	2.1
Holding Companies	2.1	2.0
Less: Inter-segment sales	(1.7)	(1.6)

	132.9	125.6

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
Revenue—regulated and unregulated	2009	2009
Amounts expressed in millions of USD	Unaudited	Unaudited

Regulated	105.8	101.2
Unregulated	27.1	24.4

	132.9	125.6

Operating profit—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2009	2008
Amounts expressed in millions of USD	Unaudited	Unaudited

United Kingdom	17.7	20.3
South Africa	4.3	4.6
Indonesia	3.4	3.8
China	2.6	1.4
Chile	1.5	0.2
Caribbean Region	3.2	3.5
The Philippines	1.0	0.9
Holding Companies	(5.4)	(6.0)

	28.3	28.7

Net profit—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2009	2008
Amounts expressed in millions of USD	Unaudited	Unaudited

United Kingdom	12.6	6.7
South Africa	2.3	3.1
Indonesia	2.4	2.7
China	1.0	0.2
Chile	1.0	(1.4)
Caribbean Region	3.4	2.9
The Philippines	0.9	0.8
Holding Companies	(4.8)	1.9

Continuing Operations	18.8	16.9

Discontinued Operations — Belize (note 18)	0.1	0.1

	18.9	17.0

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Nine months ended		Nine months ended
	December 31, 2009		December 31, 2008
Amounts expressed in millions of USD	Unaudited	%	Unaudited	%

Profit before taxation	24.5		29.1
Dutch standard rate	(6.2)	25.5	(7.4)	25.5
Disallowed expenditure	(0.2)	0.8	(0.2)	0.6
Non-taxable income	—	—	0.1	(0.3)
Prior period adjustments	—	—	(0.1)	0.3
Changes in tax rates	—	—	0.9	(3.1)
Changes in tax legislation(1)	2.7	(11.0)	(2.9)	10.0
Increase in deferred tax assets not recognized	(1.2)	4.8	(0.6)	2.1
Decrease in deferred tax assets not recognized	0.8	(3.3)	1.4	(4.8)
Inflation adjustment	(0.3)	1.2	0.6	(2.1)
Effect of overseas tax rates	0.4	(1.7)	(1.1)	3.8
Deferred tax on un-remitted foreign earnings	(0.8)	3.3	(1.8)	6.2
Other	0.1	(0.4)	(0.2)	0.6

Total tax charge	(4.7)	19.2	(11.3)	38.8

(1)	In the nine months ended December 31, 2009 this relates to a change in United Kingdom tax law which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in our U.K. holding companies and Panamanian subsidiary in relation to potential remittances from our project company in Panama are being reversed during 2009/10. The total reversal in the year ending March 31, 2010 will be approximately $4.0 million. In the nine months ended December 31, 2008 this related to a change in the system of tax allowances for industrial buildings in the United Kingdom which caused the recording of a deferred tax liability and corresponding charge to the statement of income.
17—Acquisition of subsidiaries
On December 15, 2009 the Group acquired 100% of the share capital of VW Antigua, VW St. Maarten and VW Caribbean for USD 7.0 million. These companies provide water through desalination processes in The Caribbean. The acquisition of these operations provides Cascal with a presence in The Caribbean and expands our portfolio of water services to include desalination. These acquisitions have been treated as a single acquisition as VW St. Maarten and VW Caribbean do not generate an income stream largely independent of VW Antigua.
The acquired business contributed revenue of USD 0.2 million and net profit of less than USD 0.1 million to the Group for the period from December 15, 2009 to December 31, 2009. If the acquisition had occurred on April 1, 2009, unaudited Group revenue would have been USD 136.3 million, unaudited net profit would have been USD 19.7 million and there would have been a USD 0.03 increase in unaudited earnings per share for the nine months ended December 31, 2009.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	6.9
— Direct costs relating to the acquisition	0.1

Total consideration	7.0
Provisional fair value of net assets acquired	7.0

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in millions of USD	Provisional fair value	amount

Cash and cash equivalents	3.8	3.8
Property, plant and equipment	5.1	5.1
Inventories	0.5	0.5
Receivables	2.0	3.5
Payables	(1.0)	(1.0)
Provisions and deferred revenue	(3.4)	—

Net assets	7.0	11.6

Net assets acquired	7.0

Purchase consideration paid in cash		(7.0)
Cash and cash equivalents in subsidiary acquired		3.8

Cash outflow on acquisition		(3.2)

18—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2009 the last of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company released USD 0.25 million to pre-tax income in the nine months ended December 31, 2009, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the remaining promissory note. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the nine months ended December 31, 2008.
19—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sections established within BRASS. The Cascal section is called the Water Company Section and the other section is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate section, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has outstanding letters of credit in the amount of GBP 8.6 million (USD 13.9 million) as at December 31, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 the trustees agreed in principle to reduce the letter of credit to GBP 7.1 million

(USD 11.5 million) based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 56.3 million as of December 31, 2009.
20—Subsequent events
In January 2010 our subsidiary Aguas de Panama S.A. received all amounts outstanding in relation to previously agreed rate increases, totaling USD 7.1 million, as described in note 8.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in eight countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama, Antigua and The Philippines. References to the Caribbean Region include the countries of Antigua, Bonaire, Curacao and Panama. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2009 as filed with the Securities and Exchange Commission (SEC) on July 1, 2009. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results for the three months ended December 31, 2009 and 2008
The following table sets forth our statement of income data as a percentage of revenue for the three months ended December 31, 2009 and 2008 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Three months ended	Percentage of	Three months ended	Percentage of	Percentage
(Dollars in millions)	December 31, 2009	revenue	December 31, 2008	revenue	change 2008-2009

Revenue	48.2	100.0%	38.4	100.0%	25.5%
Raw and auxiliary materials and other external costs	14.7	30.5%	10.4	27.1%	41.3%
Staff costs	10.1	21.0%	8.8	22.9%	14.8%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.4	13.3%	5.6	14.6%	14.3%
Profit on disposal of intangible and tangible fixed assets	—	—	(0.1)	(0.3)%	n/a
Other operating charges(1)	7.2	14.9%	6.8	17.7%	5.9%

Total operating expenses	38.4	79.7%	31.5	82.0%	21.9%

Operating profit	9.8	20.3%	6.9	18.0%	42.0%

Gain/(loss) on disposal of subsidiary	—	—	(0.1)	(0.3)%	n/a
Exchange rate results(2)	(0.2)	(0.4)%	6.8	17.7%	n/a
Interest income	0.2	0.4%	0.4	1.0%	(50.0)%
Interest expense	(3.9)	(8.1)%	(4.7)	(12.2)%	(17.0)%

Profit before taxation	5.9	12.2%	9.3	24.2%	(36.6)%
Taxation	(0.4)	(0.8)%	(3.1)	(8.1)%	(87.1)%
Minority interest	(0.5)	(1.0)%	(0.2)	(0.5)%	150.0%

Net profit	5.0	10.4%	6.0	15.6%	(16.7)%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Commentary on revenue and operating profit for the three months ended December 31, 2009 and 2008 is provided below following our discussion of EBITDA.

•	Exchange rate results produced a charge to the profit and loss of $0.2 million compared to a credit of $6.8 million in the previous period largely due to the translation of a GBP inter-company loan during the prior period which has since been repaid.

•	Interest expense has declined due to the reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom, together with a reduction in interest rates on some of our floating rate borrowing.

•	Interest income has also been affected by a reduction in interest rates resulting in lower interest income from our cash balances.

EBITDA
EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

	Three months ended	Three months ended
(Dollars in millions)	December 31, 2009	December 31, 2008

Net profit	$5.0	$6.0
Add:
Interest (income)/expense and exchange rate results	3.9	(2.5)
Loss on disposal of subsidiary	—	0.1
Taxation	0.4	3.1
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.4	5.6
Profit on disposal of intangible and tangible fixed assets	—	(0.1)
Minority interest	0.5	0.2

EBITDA	$16.2	$12.4

Revenue	$48.2	$38.4

EBITDA as a percentage of revenue	33.6%	32.3%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended December 31, 2009 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Three months		Three months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in millions)	2009	revenue	2008	revenue

United Kingdom	$22.0	45.6%	$19.0	49.5%
South Africa	5.9	12.2%	4.3	11.2%
Indonesia	4.1	8.5%	2.9	7.6%
China	9.0	18.7%	6.2	16.1%
Chile	3.7	7.7%	2.5	6.5%
Caribbean Region (1)	2.6	5.4%	2.6	6.8%
The Philippines	0.8	1.7%	0.7	1.8%
Holding companies	0.1	0.2%	0.2	0.5%

	$48.2	100.0%	$38.4	100.0%

(1)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

The table below sets out our revenue by country by dollar amount for the three months ended December 31, 2009 compared to the three months ended December 31, 2008 presented at constant exchange rates.

Revenue
Dutch GAAP
			Three months		Percentage
		Three months	ended	Change 2008-	change 2008-
	Three months	ended	December 31,	2009 at	2009 at
	ended	December 31,	2008 at	constant	constant
	December 31,	2008 as	constant	exchange	exchange
(Dollars in millions)	2009 as reported	reported	exchange rates	rates	rates

United Kingdom	$22.0	$19.0	$20.5	$1.5	7.3%
South Africa	5.9	4.3	5.6	0.3	5.4%
Indonesia	4.1	2.9	3.4	0.7	20.6%
China	9.0	6.2	6.2	2.8	45.2%
Chile	3.7	2.5	3.1	0.6	19.4%
Caribbean Region (1)	2.6	2.6	2.6	—	—
The Philippines	0.8	0.7	0.7	0.1	14.3%
Holding companies	0.1	0.2	0.4	(0.3)	(75.0)%

Total operations	$48.2	$38.4	$42.5	$5.7	13.4%

Exchange rate effect			(4.1)

Total after exchange rate effect	$48.2	$38.4	$38.4

(1)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
Our revenue for the three months ended December 31, 2009 increased by $5.7 million compared to the three months ended December 31, 2008 at constant exchange rates.
•	China. Of the $2.8 million increase $2.0 million comes from increases in our Yancheng joint venture and Zhumadian subsidiary largely due to an increase in contracting work in the period ended December 31, 2009. The remainder coming from a combination of rate and volume increases in our other operations in China.

•	United Kingdom. $0.7 million of the $1.5 million increase comes from our regulated business due to an increase in rates and volumes compared to the previous year. Our unregulated businesses contributed $0.8 million reflecting the contribution from new business, most notably a $0.7 million increase from our heating installation and maintenance business.

•	Indonesia. The $0.7 million increase in revenue is due the impact of new connections and resulting increased volumes.

•	Chile. Of the $0.6 million overall increase in revenue, $0.3 million is derived from our subsidiary in Northern Chile, mainly the result of tariff and volume increases and $0.1 million from improvement in our Servicomunal and Servilampa operations acquired in 2008. The remainder comes from our other operations in Santiago.

•	South Africa. The $0.3 million increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and an increase 9% implemented by Siza Water, both with effect from July 2009. These increases were partially offset by lower sundry revenue for additional services in our Nelspruit subsidiary.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended December 31, 2009 and 2008.

Dutch GAAP	Operating profit by country (as reported)
	Three months		Three months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in millions)	2009	operating profit	2008	operating profit

United Kingdom	$6.0	61.2%	$5.1	74.0%
South Africa	1.3	13.2%	0.9	13.0%
Indonesia	1.4	14.3%	1.1	16.0%
China	1.4	14.3%	0.2	2.9%
Chile	0.1	1.0%	—	—
Caribbean Region (1)	1.0	10.2%	0.9	13.0%
The Philippines	0.3	3.1%	0.3	4.3%
Holding companies	(1.7)	(17.3)%	(1.6)	(23.2)%

	$9.8	100.0%	$6.9	100.0%

(1)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

The table below sets out our operating profit by country by dollar amount for the three months ended December 31, 2009 compared to the three months ended December 31, 2008 presented at constant exchange rates.

Operating profit
Dutch GAAP
			Three months
	Three months	Three months	ended	Change 2008-
	ended	ended	December 31,	2009 at	Percentage
	December 31,	December 31,	2008 at	constant	change 2008-
	2009 as	2008 as	constant	exchange	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	rates	exchange rates

United Kingdom	$6.0	$5.1	$5.7	$0.3	5.3%
South Africa	1.3	0.9	1.2	0.1	8.3%
Indonesia	1.4	1.1	1.3	0.1	7.7%
China	1.4	0.2	0.3	1.1	366.7%
Chile	0.1	—	0.1	—	—
Caribbean Region (1)	1.0	0.9	0.9	0.1	11.1%
The Philippines	0.3	0.3	0.2	0.1	50.0%
Holding companies	(1.7)	(1.6)	(1.7)	—	—

Total operations	$9.8	$6.9	$8.0	$1.8	22.5%

Exchange rate effect			(1.1)

Total after exchange rate effect	$9.8	$6.9	$6.9

(1)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
Our operating profit for the three months ended December 31, 2009 increased by $1.8 million compared to the three months ended December 31, 2008 at constant exchange rates.
•	The $1.1 million increase in operating profit of our Chinese operations results primarily from improved performance of our Yancheng joint venture and Zhumadian subsidiary.

•	The operating profit reported by our U.K. businesses increased by $0.3 million mainly due to increased rates and volumes and reduced costs of electricity in our regulated business which was partially offset by lower margins in our unregulated businesses.

Results for the nine months ended December 31, 2009 and 2008
The following table sets forth our statement of income data as a percentage of revenue for the nine months ended December 31, 2009 and 2008 as well as showing the percentage change on a period to period basis:

Dutch GAAP	Nine months ended	Percentage of	Nine months ended	Percentage of	Percentage
(Dollars in millions)	December 31, 2009	revenue	December 31, 2008	revenue	change 2008-2009

Revenue	132.9	100.0%	125.6	100.0%	5.8%
Raw and auxiliary materials and other external costs	36.8	27.7%	30.9	24.6%	19.1%
Staff costs	28.9	21.7%	27.2	21.6%	6.3%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18.6	14.0%	17.9	14.2%	3.9%
(Profit)/loss on disposal of intangible and tangible fixed assets	(1.3)	(1.0)%	(0.9)	(0.7)%	44.4%
Other operating charges(1)	21.6	16.3%	21.8	17.4%	(0.9)%

Total operating expenses	104.6	78.7%	96.9	77.1%	7.9%

Operating Profit	28.3	21.3%	28.7	22.9%	(1.4)%

Gain on disposal/termination of subsidiary	0.2	0.2%	0.2	0.2%	—
Exchange rate results(2)	0.6	0.4%	10.0	7.9%	(94.0)%
Interest income	0.6	0.4%	2.4	1.9%	(75.0)%
Interest expense	(5.2)	(3.9)%	(12.2)	(9.7)%	(57.4)%

Profit before Taxation	24.5	18.4%	29.1	23.2%	(15.8)%
Taxation	(4.7)	(3.5)%	(11.3)	(9.0)%	(58.4)%
Minority Interest	(0.9)	(0.7)%	(0.8)	(0.7)%	12.5%

Net Profit	18.9	14.2%	17.0	13.5%	11.2%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.

EBITDA
A full description of the measure EBITDA is contained in the “Results of operations for the three months ended December 31, 2009 and 2008” section.

	Nine months ended	Nine months ended
(Dollars in millions)	December 31, 2009	December 31, 2008

Net profit	$18.9	$17.0
Add:
Interest (income)/expense and exchange rate results	4.0	(0.2)
Gain on disposal/termination of subsidiary	(0.2)	(0.2)
Taxation	4.7	11.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18.6	17.9
(Profit)/loss on disposal of intangible and tangible fixed assets	(1.3)	(0.9)
Minority interest	0.9	0.8

EBITDA	$45.6	$45.7

Revenue	$132.9	$125.6

EBITDA as a percentage of revenue	34.3%	36.4%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the nine months ended December 31, 2009 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

Dutch GAAP	Revenue by country (as reported)
	Nine months		Nine months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in millions)	2009	revenue	2008	revenue

United Kingdom	$61.3	46.1%	$66.9	53.2%
South Africa	17.7	13.3%	16.0	12.7%
Indonesia	10.7	8.0%	9.9	7.9%
China (1)	21.1	15.9%	14.9	11.9%
Chile (2)	11.8	8.9%	7.3	5.8%
Caribbean Region (3)	7.7	5.8%	8.1	6.5%
The Philippines	2.2	1.7%	2.1	1.7%
Holding companies	0.4	0.3%	0.4	0.3%

Total	$132.9	100.0%	$125.6	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the nine months ended December 31, 2009 and 2008.

Dutch GAAP	Operating profit by country (as reported)
	Nine months		Nine months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in millions)	2009	operating profit	2008	operating profit

United Kingdom	$17.7	62.6%	$20.3	70.8%
South Africa	4.3	15.2%	4.6	16.0%
Indonesia	3.4	12.0%	3.8	13.2%
China (1)	2.6	9.2%	1.4	4.9%
Chile (2)	1.5	5.3%	0.2	0.7%
Caribbean Region (3)	3.2	11.3%	3.5	12.2%
The Philippines	1.0	3.5%	0.9	3.1%
Holding companies	(5.4)	(19.1)%	(6.0)	(20.9)%

Total	$28.3	100.0%	$28.7	100.0%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

Nine months ended December 31, 2009 compared to nine months ended December 31, 2008

Revenue
}
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	Constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$61.3	$66.9	$59.7	$1.6	2.7%
South Africa	17.7	16.0	16.8	0.9	5.4%
Indonesia	10.7	9.9	9.7	1.0	10.3%
China (1)	21.1	14.9	15.0	6.1	40.7%
Chile (2)	11.8	7.3	7.3	4.5	61.6%
Caribbean Region (3)	7.7	8.0	8.1	(0.4)	(4.9)%
The Philippines	2.2	2.1	2.0	0.2	10.0%
Holding companies	0.4	0.4	0.4	—	—

Total operations	$132.9	$125.6	$119.0	$13.9	11.7%

Exchange rate effect			6.6

Total after exchange rate effect	$132.9	$125.6	$125.6

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
Our revenue for the nine months ended December 31, 2009 increased by $13.9 million compared to the nine months ended December 31, 2008 at constant exchange rates.
•	China. The $6.1 million increase was mainly due to results from our Yancheng joint venture and Zhumadian subsidiary. These operations account for $5.0 million of the increase. $2.4 million of this increase is due to the inclusion of a full nine months of results and $2.6 million is from additional revenue during our period of involvement largely due to an increase in contracting work in the period ended December 31, 2009. The remaining $1.1 million comes from a combination of rate and volume increases in our other projects in China.

•	Chile. Of the $4.5 million overall increase in revenue, $3.2 million relates to the contribution made by Servicomunal and Servilampa ($2.9 million is due to the inclusion of a full nine months of results and $0.3 million is from growth during our period of ownership). $1.1 million of the total increase was contributed by our subsidiary in Northern Chile, as a result of volume and tariff increases. The remainder of the increase originates from pre-existing operations in Santiago and is the result of inflation based tariff adjustments and higher volumes sold.

•	United Kingdom. $0.9 million of the $1.6 million increase comes from our regulated business due to an increase in rates and volumes compared to the previous year. The remainder of the increase comes from our unregulated businesses reflecting the contribution from new business most notably an increase from our heating installation and maintenance business.

•	Indonesia. The $1.0 million increase reflects the impact of new connections and resulting increased volumes.

•	South Africa. The $0.9 million increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and an increase 9% implemented by Siza Water, both with effect from July 2009. These increases were partially offset by lower sundry revenue for additional services in our Nelspruit subsidiary.

•	Caribbean Region. The $0.4 million decrease in revenue from our Caribbean Region operations is due to $0.5 million of additional revenue recognized in the nine months ended December 31, 2008 which related to a prior period following the late approval by our client of a rate increase in our Panamanian operation. This was partially offset by the contribution since acquisition of our Caribbean operations.

Raw and auxiliary materials and
other external costs

Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$13.5	$14.8	$13.2	$0.3	2.3%
South Africa	5.7	4.6	4.9	0.8	16.3%
Indonesia	4.1	3.4	3.3	0.8	24.2%
China (1)	7.9	4.4	4.4	3.5	79.5%
Chile (2)	4.9	3.1	3.1	1.8	58.1%
Caribbean Region (3) (4)	0.1	—	—	0.1	n/a
The Philippines	0.6	0.6	0.6	—	—
Holding companies	—	—	—	—	—

Total operations	$36.8	$30.9	$29.5	$7.3	24.7%

Exchange rate effect			1.4

Total after exchange rate effect	$36.8	$30.9	$30.9

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

(4)	In our Panamanian operation Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs increased by $7.3 million comparing the nine months ended December 31 2008 to the nine months ended December 31, 2009 at constant exchange rates.
•	China. The $3.5 million increase was mainly due to results from our Yancheng joint venture and Zhumadian subsidiary. These operations account for $2.8 million of the increase ($1.1 million of this increase is due to the inclusion of a full nine months of results and $1.7 million is from increases due to an increase in the level of contracting work). The remaining $0.7 million comes from increases in cost in our other projects in China due to increases in electricity and other raw material costs.

•	Chile. Of the $1.8 million total increase, $1.1 million is attributable to the inclusion of a full nine months results of Servicomunal and Servilampa, which we acquired on June 27, 2008. The remaining increase derives from increased prices paid for electricity, together with increased chemical costs in our other operations, most notably in Northern Chile.

•	Indonesia. The $0.8 million increase represents increased prices paid for electricity and chemicals together with an increase in costs in relation to water meters from the increased number of connections.

•	South Africa. The $0.8 million increase is due mainly to an increase in the costs of electricity, chemicals and bulk water.

Staff Costs

Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	Constant	Constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$13.2	$13.2	$11.8	$1.4	11.9%
South Africa	4.8	4.2	4.4	0.4	9.1%
Indonesia	1.1	1.1	1.1	—	—
China (1)	4.9	4.2	4.2	0.7	16.7%
Chile (2)	1.6	1.2	1.2	0.4	33.3%
Caribbean Region (3) (4)	—	—	—	—	—
The Philippines	0.3	0.3	0.2	0.1	50.0%
Holding companies	3.0	3.0	2.6	0.4	15.4%

Total operations	$28.9	$27.2	$25.5	$3.4	13.3%

Exchange rate effect			1.7

Total after exchange rate effect	$28.9	$27.2	$27.2

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

(4)	In our Panamanian operation Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Our staff costs increased by $3.4 million comparing the nine months ended December 31, 2008 to the nine months ended December 31, 2009 at constant exchange rates.
•	United Kingdom. The overall increase of $1.4 million is primarily due to a combination of annual salary and headcount increases in our unregulated businesses which together with associated social and pension costs account for $1.1 million of the variance. The remaining variance is largely a result of non-recurring pension costs incurred during the period.

•	China. The increase of $0.7 million includes $0.5 million of staff costs related to the inclusion of a full nine months from our share of the Yancheng joint venture and Zhumadian subsidiary that we acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase represents higher salary costs in our Hong Kong and Shanghai offices, together with our four pre-existing operations in China due to annual salary increases.

•	Holding companies. The $0.4 million increase is primarily due to redundancy and recruitment costs in the corporate head office, partially offset by a reduction in defined benefit pension costs

•	South Africa. The $0.4 million increase is due to the annual wages and salary reviews for our Nelspruit and Siza Water subsidiaries together with increased staff numbers and an adjustment to medical costs for Siza Water.

•	Chile. The $0.4 million increase in staff costs is largely due to the inclusion of a full nine months of results from Servicomunal and Servilampa, which we acquired on June 27, 2008 and which accounts for $0.3 million of the increase.

Depreciation and
amortization of intangible
and tangible fixed assets and
negative goodwill

Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	Constant	Constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$9.6	$10.7	$9.6	—	—
South Africa	1.2	1.0	1.0	0.2	20.0%
Indonesia	0.9	0.7	0.7	0.2	28.6%
China (1)	3.7	2.8	2.9	0.8	27.6%
Chile (2)	2.2	1.6	1.6	0.6	37.5%
Caribbean Region (3)	0.7	0.6	0.6	0.1	16.7%
The Philippines	0.2	0.2	0.2	—	—
Holding companies	0.1	0.3	0.3	(0.2)	(66.7)%

Total operations	$18.6	$17.9	$16.9	$1.7	10.1%

Exchange rate effect			1.0

Total after exchange rate effect	$18.6	$17.9	$17.9

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill increased by $1.7 million comparing the nine months ended December 31, 2008 to the nine months ended December 31, 2009 at constant exchange rates.
•	China. The $0.8 million increase is comprised of $0.6 million, which is our share of depreciation expense incurred by our Yancheng joint venture and our subsidiary in Zhumadian and $0.3 million of amortization of goodwill and other intangible assets related to Yancheng and Zhumadian. These amounts are offset in part by a $0.1 million reduction in depreciation charges for our pre-existing operations in China.

•	Chile. The $0.6 million increase is largely a result of the contribution to depreciation and amortization expenses by our June 27, 2008 acquisitions of Servicomunal and Servilampa.

•	South Africa. The $0.2 million increase resulted from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Indonesia. The $0.2 million increase results from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Holding Companies. The $0.2 million decrease results from certain intangible assets being fully amortized at the beginning of the period.

(Profit)/Loss on disposal of
intangible and tangible fixed
assets

Dutch GAAP
Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(1.3)	$(0.9)	$(0.8)	$(0.5)	62.5%
South Africa	—	—	—	—	—
Indonesia	—	—	—	—	—
China (1)	—	—	—	—	—
Chile (2)	—	—	—	—	—

Total operations	$(1.3)	$(0.9)	$(0.8)	$(0.5)	62.5%

Exchange rate effect			(0.1)

Total after exchange rate effect	$(1.3)	$(0.9)	$(0.9)

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.
Our profit on disposal of intangible and tangible fixed assets increased by $0.5 million comparing the nine months ended December 31, 2008 to the nine months ended December 31, 2009 at constant exchange rates.
•	United Kingdom. The $0.5 million increased profit is due most notably to the disposal of property assets.

Other operating charges
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$8.7	$8.7	$7.8	$0.9	11.5%
South Africa	1.8	1.5	1.6	0.2	12.5%
Indonesia	1.2	0.9	0.9	0.3	33.3%
China (1)	2.0	2.0	2.0	—	—
Chile (2)	1.7	1.2	1.2	0.5	41.7%
Caribbean Region (3) (4)	3.6	4.0	4.0	(0.4)	(10.0)%
The Philippines	0.2	0.3	0.2	—	—
Holding companies	2.4	3.2	3.2	(0.8)	(25.0)%

Total operations	$21.6	$21.8	$20.9	$0.7	3.3%

Exchange rate effect			0.9

Total after exchange rate effect	$21.6	$21.8	$21.8

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

(4)	In our Panamanian operation Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.
Other operating charges in the nine months ended December 31, 2009 increased by $0.7 million compared to the nine months ended December 31, 2008 at constant exchange rates.
•	United Kingdom. The $0.9 million increase is a result of $0.3 million of non-recurring costs in connection with the five yearly tariff review process in our UK project company, together with increases in general operating costs.

•	Chile. The $0.5 million increase is mainly the result of including the full nine months of contribution from Servicomunal and Servilampa, which we acquired on June 27, 2008 and accounts for $0.4 million of the increase.

•	Indonesia. The $0.3 million increase represents an increase in legal, professional and royalty fees.

•	South Africa. The $0.2 million increase results primarily from a $0.3 million bad debt recovery during the nine months ended December 301 2008 in connection with the buy back of the previous 10% minority shareholding in our Nelspruit subsidiary.

•	Caribbean Region. The $0.4 million decrease is primarily due to decreased legal fees in our Panamanian operations compared to the nine months ended December 31, 2008.

•	Holding Companies. The $0.8 million decrease is largely a result of lower Sarbanes Oxley compliance cost ($0.2 million), a reduction in legal fees which included post IPO costs in the prior period ($0.3 million) and a reduction in other professional fees ($0.2 million).

Gain on disposal of subsidiary
Dutch GAAP
	Nine months ended	Nine months ended
	December 31, 2009 as	December 31, 2008 as
(Dollars in millions)	reported	reported

Gain on disposal of subsidiary (pre-tax)	$0.2	$0.2

The gain in the nine months ended December 31, 2008 and 2009 arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in note 18 to the unaudited interim consolidated financial statements.

Interest (expense)/income and
exchange rate results
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(0.1)	$(7.0)	$(6.3)	$6.2	98.4%
South Africa	(0.7)	0.1	0.1	(0.8)	n/a
Indonesia	—	—	—	—	—
China (1)	(0.1)	0.1	0.1	(0.2)	n/a
Chile (2)	(0.4)	(1.6)	(1.6)	1.2	75.0%
Caribbean Region (3)	(0.2)	(0.4)	(0.4)	0.2	50.0%
The Philippines	—	—	—	—	—
Holding companies	(2.5)	9.0	8.7	(11.2)	n/a

Total operations	$(4.0)	$0.2	$0.6	$(4.6)	n/a

Exchange rate effect			(0.4)

Total after exchange rate effect	$(4.0)	$0.2	$0.2

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
Our interest (expense)/income and exchange rate results changed by $4.6 million comparing the nine months ended December 31, 2008 to the nine months ended December 31, 2009 at constant exchange rates.
•	United Kingdom. Our U.K. subsidiary received a credit of $2.7 million in the nine months ended December 31, 2009 compared to a charge of $4.0 million during the nine months ended December 31, 2008 in respect of a reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom for much of the nine months ended December 31, 2009. This net reduction of interest expense of $6.7 million, together with the benefit of lower variable interest rates of $0.3 million is partially offset by lower interest income on cash balances of $0.6 million and lower amounts of interest capitalized on construction-in-progress amounting to $0.2 million.

•	Chile. The decreased net expense of $1.2 million is primarily due to the effects of converting certain monetary assets and liabilities between the Chilean Peso and the Unidades de Fomento (UF) for financial reporting purposes, together with $0.2 million of stamp tax which was incurred on the acquisition of Servicomunal and Servilampa in the nine months ended December 31, 2008.

•	South Africa. Of the total $0.8 million increase in net expense, $0.6 million is due to the recognition in the nine months ended December 30, 2008 of accrued interest due under the terms of a loan advanced to the former minority shareholder in our Nelspruit subsidiary. The remainder comes from a reduction in interest income due to lower interest rates and reduced cash balances.

•	Holding companies. The $11.2 million increase in net expense is primarily due to a $10.8 million exchange gain in the nine months ended December 31, 2008 compared to a negligible gain in the current period, together with $0.4 million in arrangement fees in connection with our revolving loan facility.

Taxation
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(4.9)	$(6.7)	$(5.9)	$1.0	(16.9)%
South Africa	(1.1)	(1.2)	(1.3)	0.2	(15.4)%
Indonesia	(0.9)	(1.2)	(1.1)	0.2	(18.2)%
China (1)	(0.7)	(0.8)	(0.8)	0.1	(12.5)%
Chile (2)	(0.1)	—	—	(0.1)	n/a
Caribbean Region (3)	0.4	(0.2)	(0.2)	0.6	n/a
The Philippines	(0.1)	(0.1)	(0.1)	—	—
Holding companies	2.8	(1.0)	(1.1)	3.9	n/a

Total continuing operations	$(4.6)	$(11.2)	$(10.5)	$5.9	(56.2)%

Discontinued operations — Belize	(0.1)	(0.1)	(0.1)
Exchange rate effect			(0.7)

Total after exchange rate effect	$(4.7)	$(11.3)	$(11.3)

The overall effective tax rates for the nine months ended December 31, 2008 and the nine months ended December 31, 2009 were 38.8% and 19.2%, respectively. The profit before tax and change in effective tax rates is analyzed below:

			Profit before
			tax for the nine
	Profit before	Effective tax rate	months ended	Effective tax rate
	tax for the nine	for the nine	December 31,	for the nine
	months ended	months ended	2008 (constant	months ended	Effective tax rate
	December 31,	December 31,	exchange	December 31,	change 2008-
(Dollars in millions)	2009	2009	rates)	2008	2009

United Kingdom	$17.6	27.8%	$11.0	49.9%	(22.1)%
South Africa	3.6	30.0%	5.0	25.6%	4.4%
Indonesia	3.4	29.0%	3.7	29.9%	(0.9)%
China (1)	2.5	30.2%	1.6	56.4%	(26.2)%
Chile (2)	1.1	10.4%	(1.4)	(3.3)%	13.7%
Caribbean Region (3)	3.0	(14.6)%	3.1	7.5%	(22.1)%
The Philippines	1.0	6.2%	0.8	6.6%	(0.4)%
Holding companies	(7.9)	35.9%	3.0	36.0%	(0.1)%

Overall effective rate	$24.3	19.2%	$26.8	38.8%	(19.6)%

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.

•	Holding companies. The tax expense in the holding companies has reduced by $3.9 million at constant exchange rates due to a change in United Kingdom tax law which means that dividends remitted from foreign operations are no longer subject to UK tax. As a result deferred tax provisions in our holding companies in relation to potential remittances from our project company in Panama are being reversed during 2009/10. This reversal has resulted in a credit of $2.1m in our holding companies during the nine months ended December 31, 2009.

•	United Kingdom. The U.K. subsidiary, which accounts for the largest component of the group’s tax charge incurred tax at an effective rate of 27.3% in the six months ended December 31, 2009 compared to 49.9% in the prior period. The prior period was affected by a change in the system of tax allowances for industrial buildings which generated a deferred tax charge to the statement of income of approximately $2.9 million in the nine months ended December 31, 2008.

•	Caribbean Region. The tax charge in the Caribbean Region benefited through a $0.6 million tax credit in connection with balances in our Panamanian subsidiary relating to deferred tax provisions for unremitted earnings to our UK holding companies as described under “Holding companies”.

•	Indonesia. Our effective tax rate for the nine months ended December 31, 2009 has also benefited from a reduction in the standard rate of profit tax in Indonesia from 30% to 28% which was effective from January 1, 2009.

•	China. The high effective tax rate in the nine months ended December 31, 2008 results from fair value provisions made on acquisition of our joint venture in Yancheng which were not allowable for tax purposes.

Minority interest
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

South Africa	$(0.2)	$(0.4)	$(0.4)	$0.2	50.0%
China	(0.7)	(0.4)	(0.4)	(0.3)	(75.0)%

Total	$(0.9)	$(0.8)	$(0.8)	$(0.1)	(12.5)%

Exchange rate effect			—

Total after exchange rate effect	$(0.9)	$(0.8)	$(0.8)

Minority interests increased by $0.1 million primarily due to the inclusion of a full nine months from our 51% owned subsidiary in Zhumadian, China partly offset by the purchase of the 10% minority interest in our Nelspruit subsidiary in South Africa in August 2008.

Net profit
Dutch GAAP
			Nine months
	Nine months	Nine months	ended
	ended	ended	December 31,	Change 2008-	Percentage
	December 31,	December 31,	2008 at	2009 at	change 2008-
	2009 as	2008 as	constant	constant	2009 at constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$12.6	$6.7	$6.0	$6.6	110.0%
South Africa	2.3	3.1	3.3	(1.0)	(30.3)%
Indonesia	2.4	2.7	2.6	(0.2)	(7.7)%
China (1)	1.0	0.2	0.2	0.8	400.0%
Chile (2)	1.0	(1.4)	(1.4)	2.4	n/a
Caribbean Region (3)	3.4	2.9	2.8	0.6	21.4%
The Philippines	0.9	0.8	0.8	0.1	12.5%
Holding companies	(4.8)	1.9	2.0	(6.8)	n/a

Total continuing operations	$18.8	$16.9	$16.3	$2.5	15.3%

Discontinued operations — Belize	0.1	0.1	0.1
Exchange rate effect			0.6

Total after exchange rate effect	$18.9	$17.0	$17.0

(1)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 in the nine months ended December 31, 2008 and the results of operations of Zhumadian from July 23, 2008, being the date of its acquisition, in the nine months ended December 31, 2008.

(2)	Includes nine months of results of Servicomunal and Servilampa in the nine months ended December 31, 2009 compared to three months of results in the comparative period ended December 31, 2008. Servicomunal and Servilampa were acquired on June 27, 2008 and are incorporated into our consolidated results with a three month lag due to having non coterminous year ends.

(3)	Includes our share of the results of our Caribbean acquisition from December 15, 2009, being the date of its acquisition.
For the reasons set forth above, our net profit at constant exchange rates has increased by $2.5 million.

Liquidity and capital resources
The following table analyzes our cash flows before exchange and translation differences on cash at bank and in hand for the nine months ended December 31, 2009 and 2008.
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

EBITDA	45.6	45.7
Working capital and provisions	3.0	(1.4)
Net Interest paid	(6.4)	(4.9)
Taxation paid	(6.3)	(4.2)

Cash flow before investment in fixed assets	35.9	35.2
Net cash invested in fixed assets	(29.7)	(31.6)

Cash flow before acquisitions and financing	6.2	3.6
Shares issued(1)	0.1	2.0
(Acquisitions)/disposals	(3.0)	(56.1)
Dividends	(3.7)	(5.9)

Increase in net borrowings before translation differences and other movements	(0.4)	(56.4)
Net debt capital raised	0.9	42.1

Cash flow before exchange differences	0.5	(14.3)

(1)	Cash received from shares issued in the nine months ended December 31, 2008 represents shares issued by our subsidiary, China Water, to its 13% minority shareholder.
EBITDA
A reconciliation of EBITDA to Net profit is shown in “Results for the nine months ended December 31, 2009 and 2008”. Changes in the component parts of EBITDA have been explained earlier in this Management’s Discussion and Analysis section.
Working capital and provisions
Our cash flow statement which forms part of our unaudited financial statements for the nine months to December 31, 2009 presents contributions we receive towards capital expenditure from municipalities and private developers as part of the movement in provisions consistent with our accounting policy of recognizing contributions in deferred revenue. As part of our discussion and analysis of results we have presented contributions towards capital expenditure as a reduction in our cash used for capital expenditure. We believe this provides a better presentation of the nature of these payments and these are described in the net cash invested in fixed assets section below.
The working capital and provision movement as presented in our cash flow statement can be analyzed as:

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

Working capital and provisions (as above)	3.0	(1.4)
Contributions towards capital expenditure	4.6	7.2

Working Capital and provisions per cash flow	7.6	5.8
Cash movements on working capital and provisions generated a cash inflow of $3.0 million in the nine months ended December 31, 2009 compared to a cash outflow of $1.4 million in the nine months ended December 31, 2008. $5.6 million of this cash movement was generated by positive movements in working capital partially offset by movements in provisions and restricted cash balances.

Net cash invested in fixed assets
An analysis of our net capital expenditure for the nine months ended December 31, 2009 and 2008 is shown below.

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

Capital expenditure (note 5 — tangible fixed asset additions)	32.7	46.5
Movement in capital expenditure creditors	3.1	(6.3)

Purchases of tangible fixed assets in the consolidated statements cash flows	35.8	40.2
Contributions towards capital expenditure	(4.6)	(7.2)
Cash invested in tangible fixed assets	31.2	33.0
Proceeds from disposals of tangible fixed assets	(1.6)	(1.5)
Purchases of intangible fixed assets	0.1	0.1

Net cash invested in fixed assets	29.7	31.6

Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. As mentioned above in our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue on our balance sheet. In the above table, we have netted these receipts off against the gross capital expenditure reported in the cash flow to show the actual capital expenditure funded by Cascal.

An analysis of fixed asset additions is as follows:

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

United Kingdom	11.1	18.2
South Africa	4.7	5.9
Indonesia	4.7	2.4
Other	3.4	5.2

	23.9	31.7
Zhumadian	8.8	14.8

Fixed Asset Additions	32.7	46.5

The UK capital expenditure has reduced on the prior period as expected under the 5-year regulatory plan compounded by the movement of the USD against the GBP. Our 51% owned Zhumadian subsidiary, acquired on July 23, 2008, has continued with a significant infrastructure project which was commenced prior to our acquisition of a share in the business and that will materially expand its water treatment capacity.
Restating the above gross Fixed Asset Additions to net off contributions received shows:

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

United Kingdom	10.0	16.4
South Africa	1.2	0.5
Indonesia	4.7	2.4
Other	3.4	5.2

	19.3	24.5
Zhumadian	8.8	14.8

Fixed Asset Additions net of contributions	28.1	39.3

Interest paid
The increase in net interest paid is due to a reduction in interest income of $1.8 million on cash balances due to lower rates, offset by reduced borrowing costs of $0.3 million.
Taxation paid
The $2.0 million increase in taxation paid is largely due to settlement on finalization of prior year tax returns.
Acquisitions and disposals
We spent $3.0 million in the current period acquiring our new Caribbean operation net of cash acquired. The $56.1 million in the prior period was used to acquire our Yancheng joint venture and Zhumadian subsidiary in China and our subsidiaries in Chile, Servicomunal and Servilampa.
Dividends
The dividend expenditure in the current period represents our September distribution of $2.8 million (at 9 cents a share) to Cascal N.V. shareholders together with a $0.9 million distribution to minority shareholders. The comparative period represents our distribution of $5.5 million (at 18 cents a share) to Cascal N.V. shareholders distribution to shareholders together with a $0.4 million distribution to minority shareholders. The increase in distributions to minorities results mainly from an increased dividend to our minority shareholder in China Water.
Net borrowings
The following table analyzes our movement in net borrowings for the nine months ended December 31, 2009 and 2008.

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
(Dollars in millions)	(Unaudited)	(Unaudited)

Net borrowings
Net Borrowings brought forward	(196.2)	(144.9)
Increase in net borrowings before translation differences and other movements	(0.4)	(56.4)
Currency translation differences	(16.4)	48.3
Other non-cash movements	2.7	(36.5)

Net Borrowings carried forward	(210.3)	(189.5)

Analyzed as:
Cash	37.3	37.0
Long Term Debt	(234.9)	(217.1)
Short Term Debt	(10.4)	(9.2)
Overdrafts	(2.3)	(0.2)

Net Borrowings	(210.3)	(189.5)

Net borrowings increased from $196.2 million at March 31, 2009 to $210.3 million, although most of this movement was due to foreign exchange translation of $16.4 million, offset by indexation movement on our Artesian Facility in the UK of $2.7 million. Net borrowings increased before the above movements in the period by $0.4 million after paying $3.0 million net of cash acquired for our new Caribbean operation.

Credit arrangements and loan facilities
On June 26, 2009, we entered into a $70 million credit facility with HSBC Bank Plc. Of this amount, $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses and $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. This facility is an amendment and restatement of a previous facility with HSBC Bank Plc.
As at December 31, 2009 we had drawn down the full $60 million available under the revolving loan facility.
Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
The Group has outstanding letters of credit in the amount of GBP 8.6 million (USD 13.9 million) as at September 30, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 the trustees agreed in principle to reduce the letter of credit to GBP 7.1 million (USD 11.5 million) based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million.
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenue, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of December 31, 2009 53% of our long term debt was denominated in British Pound sterling and the remaining 47% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of December 31, 2009, $117.7 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. From October 2009 our U.K. project company has entered into a new three year arrangement that will afford it opportunities to procure electricity in an efficient manner by reference to prevailing wholesale prices, but with costs which will be capped by reference to current prevailing wholesale prices.

Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2008 edition of the Dutch Accounting Standards, the effects of which on the Company’s accounting policies have been considered by the directors:
Subsequent events — If the balance sheet is prepared before profit appropriation, then any dividends to be paid on preferred shares and any additions to the legal reserves will not be deducted from the share premium reserve or other reserves, but rather presented separately as a (negative) part of the equity. (DAS 160);
Mergers and acquisitions — The option to recognize the part of negative goodwill that has no relation to expected losses corresponding to the chosen handling of positive goodwill, directly to equity or the result, is no longer applicable. Only the amount by which this part of goodwill exceeds the fair value of the identified non-monetary assets can be recognized directly to the result. (DAS 216);
Work in progress — This Standard is fully revised. Although the changes with respect to the contents are small, it is expressed more clearly that work in progress is not a part of inventory, but should be presented as a separate line item between inventory and receivables. This balance sheet item is the result of the recognition of project revenues and —costs in the income statement. The new standard also better connects to the recognition of revenues from rendering of services according to standard 270 Profit and loss statement. Under certain conditions the new Standard 221 is also applicable to property development. (DAS 221);
Share based payments — Up to edition 2007, the standards contain limited conditions with regard to share option plans for personnel. The new standard 275 deals with share based payments for personnel as well as other share based payments. Detailed guidance on recognition, presentation and disclosure of these payments is included. (DAS 275); and
Changes in Dutch Accounting Standard 271 on pensions — ‘RJ-Uiting 2008-6’ on changes in Dutch Accounting Standard 271 (RJ271.3) with regard to pension accounting has been published on December 22, 2008. The ‘Uiting’ contains the text of RJ271.3 including the changes that have been proposed earlier in ‘RJ-Uiting 2008-3’. The ‘Uiting’ announces that late January 2009 a new draft standard on pension accounting will be published. This draft standard will mean an important change in pension accounting. The pension obligations of an entity towards an employee will be the basic principle for pension accounting and the distinction between defined contribution and defined benefit plans will disappear.
These standards became mandatory for the Company’s financial year ending March 31, 2010 with the exception of the changes to Dutch Accounting Standard 271 on pensions which will become mandatory for the Company’s financial year ending March 31, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V. (Registrant)

By:	/s/ Stephane Richer
Stephane Richer
Chief Executive Officer

By:	/s/ Mark Thurston
Mark Thurston
Chief Financial Officer
Date: February 10, 2010